EXHIBIT 5.1

          Opinion dated January 17, 1997
                  Newlan & Newlan
Relating to the Issuance of Shares of Common Stock
       Pursuant to the Consulting Agreement






                 January 17, 1997




Definition, Ltd.
1334 South Killian Drive
Unit 4
Lake Park, Florida 33403

  Re:Registration Statement on Form S-8 of Definition, Ltd. Common Stock
     Issued Pursuant to a Consulting Agreement with Royal Lane Studios, Inc.

Gentlemen:

This opinion is submitted pursuant to the applicable rules of the Securities and Exchange Commission (the "Commission") with respect to the registration by Definition, Ltd., a Nevada corporation (the "Company"), of 200,000 shares of Company common stock, $.001 par value per share (the "Common Stock"), issued to Royal Lane Studios, Inc., a Texas corporation, pursuant to a Consulting Agreement (the "Agreement") approved by resolution of the Company's Board of Directors on January 14, 1997.

In our capacity as counsel to the Company, we have examined the original, certified, conformed, photostatic or other copies of the Agreement, the Company's Articles of Incorporation (as amended), Bylaws and corporate minutes provided to us by the Company. In all such examinations, we have assumed the genuineness of all signatures on original documents, and the conformity to originals or certified copies of all copies submitted to us as conformed, photostatic or other copies. In passing upon certain corporate records and the documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and express no opinion thereon.

Based upon and in reliance upon the foregoing, it is our opinion that the Common Stock issued pursuant to the Agreement is validly issued, fully paid and non-assessable. We hereby consent to the use of this opinion in the Registration Statement on Form S-8 to be filed with the Commission.

     Very truly yours,


     /s/

     NEWLAN & NEWLAN